Attitude Drinks Incorporated
10415 Riverside Drive, # 101
Palm Beach Gardens, Florida 33410-4237
561-799-5053, fax 561-799-5039

April 13, 2011

Division of Corporation Finance
Securities and Exchange Commission	VIA EDGAR
United States and Securities Commission	CORRESPONDENCE
Washington, D.C. 20549
Attn: Janice McGuirk and Pamela Howell

Re:	Attitude Drinks Incorporated
Form 10-K for Fiscal Year Ended March 31, 2010
Filed July 14, 2010
File No. 0-52904

Greetings:

As your office discussed with our outside counsel today, the Company requests a five (5) business day extension in which to file its response to the SEC Comment Letter dated March 31, 2011 relating to its Form 10-K for the fiscal year ended March 31, 2010. As such, the Company’s response will be provided on or before Thursday, April 21, 2011.

If you have any questions or need additional information, please contact the undersigned at (561) 799-5053 or via facsimile (561) 799-5039.

Sincerely,

By /S/Tommy E. Kee
           Tommy E. Kee
           Chief Financial Officer and Principal Accounting Officer